PRESS RELEASE
FOR IMMEDIATE RELEASE

Longueuil, November 3, 2005
All amounts are expressed in US dollars, unless otherwise indicated.

THIRD QUARTER 2005 RESULTS

HIGHLIGHTS

  Revenues of $91.7 million, up 14%
  Cash flow from operating activities of $11.7 million
  Net loss of $2.2 million
  Continued strong operating results and reserve increase at the Rosebel mine
  Production ended at Omai Gold Mine in September
  Agreement to sell the Carlota Copper project
  Adoption of a Shareholder Rights Plan

Cambior Inc. (TSX & AMEX:CBJ) - For the third quarter ended September 30, 2005, revenues totalled $91.7 million, compared to $80.7 million for the same period last year, representing an increase of 13.6%. This increase in revenues is essentially attributable to non-gold operations, particularly Omai Bauxite Mining Inc. which was formed in December 2004. Total gold production reached 158,300 ounces at mine operating costs of $314 per ounce compared to 174,500 ounces at mine operating costs of $263 per ounce in the corresponding period a year ago.

Cash flow from operating activities reached $11.7 million for the third quarter, which compares to $16.9 million for the corresponding period in 2004. Despite higher revenues, Cambior incurred a net loss of $2.2 million ($0.01 per share) compared to a net loss of $6.1 million ($0.02 per share) in the third quarter of 2004.

Revenues for the first nine months of 2005 totalled $272.0 million, up 24% from revenues of $219.0 million for the same period in 2004. For the first nine months, Cambior reports net earnings of $0.4 million ($0.00 per share) and cash flow from operating activities of $34.6 million, compared to net earnings of $2.9 million ($0.01 per share) and cash flow from operating activities of $34.2 million for the corresponding period in 2004. Year-to-date, gold production reached 496,800 ounces at mine operating costs of $284 per ounce compared to 519,000 ounces at mine operating costs of $242 per ounce in 2004. The Company remains confident to reach its 2005 gold production objective of 640,000 ounces.

Commenting on the quarterly results, Mr. Louis P. Gignac, President and CEO noted: "We continue to face cost pressures arising from the record fuel prices, strong Canadian dollar and other inflationary increases which are offsetting the improved gold market conditions. Fuel prices increased by 44% year-over-year for the quarter and the first nine months of the year; high fuel prices particularly penalized the last quarter of operations at the Omai Mine where the fuel costs for power and transportation were near $200 per ounce produced. Without the Omai contribution, our gold production was 129,500 ounces at a mine operating cost of $288 per ounce. We have made steady progress at Doyon and are making progress on a turnaround at Sleeping Giant and we are looking forward to a stronger fourth quarter. We have also completed our Phase I rehabilitation at Omai Bauxite and the expansion and optimization program at Niobec, which should also impact favourably our results in the next three months."

CORPORATE DEVELOPMENT

Agreement to sell the Carlota Copper project

The Company has entered into an agreement with Quadra Mining Ltd. for the sale of its Carlota copper assets for a consideration of $37.5 million. Under the terms of the agreement, payments of the purchase price will be comprised of $15.0 million in cash at closing followed by eight quarterly payments of 6,250 ounces of gold which, based on a reference gold price of $450 per ounce, represent the remaining $22.5 million of the purchase price. The final four gold payments may be deferred if Quadra is unable to begin construction by the first quarter of 2007.

The transaction is consistent with Cambior's intention to focus on gold. The transaction also accomplishes a swap of exposure to copper for exposure to physical gold as the future consideration is denominated in gold ounces. The Company expects to close the transaction in late November.

Adoption of shareholder rights plan

Cambior announces that its board of Directors has adopted today a Shareholder Rights Plan (the "Plan") to encourage the fair treatment of shareholders should a take-over bid be made for Cambior. The Plan is effective as of November 4th, 2005 and will provide the board of directors of Cambior Inc. (the "Board") and the shareholders more time to consider fully any unsolicited take-over bid for Cambior. The Plan is intended to discourage coercive or unfair take-over bids and gives the Board time to pursue alternatives to maximize shareholder value, if appropriate, in the event of an unsolicited takeover bid.

The Plan has not been adopted in response to, or in contemplation of, any specific proposal to acquire control of Cambior. The Plan is subject to acceptance by the Toronto Stock Exchange and must be ratified by shareholders within six months of the effective date of the Plan. Unless otherwise terminated in accordance with its terms, the Plan will terminate at the close of the third annual meeting of Cambior shareholders following the meeting at which the Plan is ratified by shareholders, unless the Plan is reconfirmed and extended at such meeting.

"The Board is of the view that the recent weakness of the share price of Cambior might have created an environment where an opportunistic take-over offer could be made for Cambior. Such an offer may not be in the best interests of all shareholders. Consequently, the Board has taken a pro-active approach and implemented a Shareholder Rights Plan, the benefits of which extend to our shareholders should an offer be made for Cambior", said Mr. Guy G. Dufresne, Chairman of Cambior.

The rights issued under the Plan will become exercisable only when a person, including any party related to it, acquires or announces its intention to acquire 20 percent or more of the outstanding shares of Cambior without complying with the "Permitted Bid" provisions of the Plan or without approval of the Board. Should such an acquisition occur, each right would, upon exercise, entitle a rights holder, other than the acquiring person and related persons, to purchase shares of Cambior at a substantial discount to the market price at the time.

Under the Plan, a "Permitted Bid" is a bid made to all shareholders of Cambior and is open for acceptance for not less than 60 days. If, at the end of such 60-day period, at least 50 percent of the outstanding shares, other than those owned by the offer or and certain related parties, have been tendered, the offeror may take up and pay for the shares but must extend the bid for a further 10 days to allow other shareholders to tender. The Plan is similar to other shareholder rights plans recently adopted by several other Canadian companies and approved by their respective shareholders. A complete copy of the rights plan will be filed on SEDAR.

Third Quarter 2005 Results	2

GOLD MARKET

The gold price maintained its strong 2005 performance and averaged $440 per ounce for the third quarter versus $401 for the same period last year and $427 per ounce in the previous quarter. On September 30th, the gold price ended the quarter near its highest quote of the last 17 years at $473.

Cambior's average realized price in the third quarter of 2005 was $427 per ounce, ($365 per ounce in 2004) and $409 per ounce ($363 per ounce in 2004) for the first nine months. The revenue shortfall between market price and Cambior's realized price is due to the negative impact of the gold deliveries made under the prepaid gold forward sales and to the closure of other gold hedging commitments in 2004.

During the first nine months of 2005, Cambior has further reduced its gold sales commitment through the delivery of 39,000 ounces of gold against its prepaid gold forward sales agreement and the closure of 10,000 ounces in hedged positions. As at September 30th 2005, the gold delivery commitments stood at 156,000 ounces, a decrease of 24% since December 31, 2004. Over the course of the fourth quarter, the Company will deliver the last 12,980 ounces of prepaid gold and therefore terminate this portion of its gold delivery obligations.

PRODUCTION HIGHLIGHTS

Cambior produced 158,300 ounces of gold at a mine operating cost of $314 per ounce in the third quarter of 2005, compared to 174,500 ounces at $263 per ounce for the corresponding quarter in 2004. For the first nine months of 2005, gold production was 496,800 ounces at a mine operating cost of $284 per ounce compared to 519,000 ounces for the same period last year at a cost of $242 per ounce. The decrease in gold production is attributable to the termination of mining at Omai's Fennell pit in September 2004 and the subsequent processing of the low grade stockpile. As previously announced, Omai's activities have been terminated in September. Mining operations continued to be affected by higher costs, mainly fuel and raw materials, and by the stronger Canadian dollar. However, with the closure of the Omai mine, the exposure of gold production to fuel price will be greatly reduced and we expect lowest quarterly mine operating costs for the year in the 4th quarter.

The Rosebel mine in Suriname delivered another strong performance in the third quarter with a total gold production of 82,000 ounces of gold at a mine operating cost of $226 per ounce. This represents a 3.8% increase over the production achieved in the corresponding period in 2004. During the third quarter, some 1.8 million tonnes were processed at an average grade of 1.51 g Au/t compared to 1.5 million tonnes at an average grade of 1.72 g Au/t for a gold output of 79,000 ounces at an average mine operating cost of $195 per ounce in the third quarter of 2004. The ore processed was from the Pay Caro and Royal Hill pits. During the first nine months of 2005, the mill throughput averaged 19,817 tonnes per day and yielded some 259,600 ounces of gold, compared to 180,400 ounces in the first nine months of 2004. The higher tonnage milled is the result of debottlenecking and circuit expansion over the course of 2004. Because of higher throughput, high grading ceased at the end of 2004 and the average grade of the reserves has been milled in 2005.

As a result of the drilling campaign that took place on its Royal Hill deposit during the first five months of 2005, the Company announced in August an increase of Rosebel reserves. The 25,200 meters development drilling program resulted in the addition of 265,000 ounces of gold at an average cost of $10.07 per ounce. Encouraged by these results, the Company intensified its reserves development activities in the area. A total of 19,529 meters (142 holes) were drilled during the third quarter: 14,557 meters at Royal Hill, 3,260 meters at Rosebel and 1,714 meters at Pay Caro/East Pay Caro. The drilling programs should continue until November. Data compilation and resources modeling will follow and result with updated mineral reserves by year-end.

The final quarter of operations at Omai was entirely devoted to processing the low grade stockpiled ore accumulated in the early years of operations. A total of 1.1 million tonnes were milled during the third quarter yielding 28,800 ounces of gold at a mine operating cost of $433 per ounce. The 2004 operations based on mining in the Fennell Pit over the same period had contributed 58,400 ounces of gold at a mine operating cost of $263 per ounce. Omai's year-to-date production amounts to

Third Quarter 2005 Results	3

96,900 ounces at a cost of $374 per ounce compared to 197,400 ounces at a cost of $230 per ounce in 2004. As explained earlier, the major cost increase between 2004 and 2005 is the result of the lower grade of the ore milled and the impact of high oil prices which represented 45% of operating costs in the third quarter. Consequently, the Omai Mine was the major cause of the cost increase for our consolidated production this quarter.

Omai facilities were inaugurated in 1993 and ceased their operations in September after having processed all available reserves. Over the course of its life, the mine has produced over 3.7 million ounces of gold, 1.6 million ounces in excess of the production originally forecasted by the feasibility study. The Company has already started the rehabilitation of the mine site with reclamation of the waste dumps and tailings ponds essentially completed. Several facilities and equipment have already been transferred to other Cambior operations and projects. The remaining elements of the closure process will take place over the next 12-15 months.

Over the course of the third quarter of 2005, the Doyon Division produced 37,700 ounces of gold at a mine operating cost of $360 per ounce, compared to 28,900 ounces produced at a cost of $442 per ounce in the course of the same period of 2004. Year-to-date production reaches 114,200 ounces at a cost of $359 per ounce compared to 115,200 ounces at a cost of $359 per ounce in 2004. Underground production continued to improve for the third consecutive quarter following the restructuring of the mine in September 2004, reaching 199,500 underground tonnes milled in the third quarter of 2005 compared to 190,700 underground tonnes for the previous quarter. Total tonnage processed reached 212,500 tonnes at an average grade of 5.8 g Au/t versus 196,400 tonnes milled at an average grade of 6.5 g Au/t for the previous quarter. The Company expects that the performance of this division will keep improving in the last quarter of 2005, especially at Mouska where higher grades are expected in the fourth quarter.

Production at Sleeping Giant totaled 9,800 ounces during the third quarter of 2005 at a mine operating cost of $525 per ounce compared to 8,200 ounces at a cost of $279 per ounce in the third quarter of 2004. For the year to date, the mine produced 26,100 ounces at a mine operating cost of $451 per ounce, versus 26,000 ounces at a cost of $281 per ounce for the corresponding period of 2004. The situation at Sleeping Giant is better explained if one looks at gold production on a monthly basis in 2005:

Month	Gold Production - 100%
(ounces)
January	4,209
February	4,462
March	5,610
April	4,208
May	3,978
June	2,855
July	2,516
August	3,331
September	4,026

The significant loss of experienced miners impacted severely our production in both the second and third quarter, the worst moment being July. The situation has since stabilized as we recruited intensively and organized training programs for newcomers to our industry. We believe that our persistence should further improve our production and financial results.

Third Quarter 2005 Results	4

NON-GOLD

Non-gold operations generated combined sales of $23.1 million over the course of the third quarter in comparison to $13.3 million over the same period of 2004. Year-to-date non-gold revenues amounted to $63.2 million in comparison to $28.5 million for the first nine months of 2004.The increase is attributable to the operations of Omai Bauxite Mine in which Cambior acquired a 70% ownership in December 2004.

Niobec registered sales totalling $11.3 million during the quarter ending on September 30th, 2005, compared to revenues of $11.6 million for the corresponding period in 2004. This small decrease in sales occurred because of an increase in finished products during the slower summer months. For the first nine months of the year, Niobec's revenues amounted to $36.2 million in 2005 compared to $24.5 million a year ago. Margins remained under pressure due to the strength of the Canadian dollar.

Third quarter production and operating costs were affected by the process flowsheet modifications aimed at improving Nb2O5 recovery at the concentrator. Because we elected to maintain production, our recovery and milling costs temporarily suffered. All construction work and commissioning was completed in September and operating results, both in milling capacity and recovery, have met or exceeded our objectives. The Niobec mine has now a capacity to produce 4,000,000 kg Nb per year in FeNb.

Sales from Omai Bauxite amounted to $9.6 million for the third quarter of 2005 compared to $7.3 million for the previous quarter. This sharp increase in revenues is the result of optimization of Kiln 13 performance. For the last year, we have been conducting our Phase 1 rehabilitation with many construction projects, but the main event being the total rebuilt of Kiln 14. Commissioning progressed in August and September and commercial production was reached on October 1st with a total monthly production of 27,100 tonnes of calcined high-alumina bauxite in October compared to 14,200 tonnes per month for the first half of the year. Because higher fuel prices have a major impact on our cost of production, we had to increase selling prices to our clients effective October 1st.

EXPLORATION AND BUSINESS DEVELOPMENT:

Camp Caiman - French Guiana

The Camp Caiman feasibility study was completed and made public during the quarter.

Highlights of the study include:

  Probable mineral reserves: 12.3 million tonnes grading 2.82 g Au/t

  Gold contained: 1.1 million ounces

  Average production rate: 124,000 ounces per annum

  Average mine operating cost: $268 per ounce

  Initial capital costs: $114.7 millions

  Expected government sponsored investment incentives (Loi Girardin): $29 millions

  Construction period: 21 months

The project was approved by Cambior's board conditionally to:

  Obtaining all operating permits with realistic conditions and within a reasonable timetable;

  Satisfactory government grants under Loi Girardin;

  Relief from certain regional fuel tax and other regional levies and duties.

Permit applications were filed in September for a ten-month public and state approval process. Additional discussions are also underway with government officials with respect to the grants under the Loi Girardin and with local government representatives with respect to the expected relieves on certain regional taxes. The Company hopes to settle these matters over the first half of 2006 and

Third Quarter 2005 Results	5

initiate development of the infrastructure in mid-2006 which would allow the beginning of the operations in 2008.

La Arena and El Toro - Peru

Encouraged by the results from the drilling program completed in May 2005, the Company initiated a second phase to this program on September 15th 2005. 29 holes totaling 19,280 meters are to be drilled in the La Arena Au-Cu porphyry. As of October 31st 2005, 22 holes had been completed totaling more than 11,000 meters drilled. Results confirm economic Cu-Au mineralization in addition to the gold epithermal deposit previously discussed in our May 12th, 2005 press release.

The current plan includes completing the drilling program, conducting initial metallurgical studies on the La Arena Au-Cu mineralization, compiling results, geological modelling and initial resource estimation by the end of the first quarter 2006.

The Company has decided to temporarily postpone work on El Toro to focus its efforts on the La Arena property.

Mr. Gignac stated: "Our focus is on adding to our gold reserve base through organic growth and acquisition. Our Camp Caiman and La Arena projects are two of our most existing greenfield projects"

Additional information regarding this drilling campaign is laid out in a separate press release made public on November 3rd, 2005.

Appointment

We are pleased that Mr. Gaston Côté joined Cambior in early September as Vice President, Organizational Development. Mr. Côté joins Cambior after more than 30 years of progressive leadership roles within the Canadian armed forces.

Consolidated Financial Statements

The unaudited consolidated financial statements and the Management's Discussion and Analysis (MD&A) along with explanatory notes for the third quarter are available in PDF format on Cambior's website at www.cambior.com or through the CCNMatthews website at www.ccnmatthews.com.

Reminder for the Third Quarter 2005 Results Conference Call

Cambior will host a conference call on Friday, November 4, 2005 at 10:00 a.m., local time, to discuss its third quarter 2005 results.

Financial analysts are invited to participate in the call by dialling 1-800-470-5906 in North America. Outside of North America, please dial (416) 641-6683. Media and all other interested individuals are invited to listen to the live webcast on the Company's website at www.cambior.com or CCNMatthews' at www.ccnmatthews.com/cambior.

The conference call will be available for replay for a period of 48 hours by calling (416) 626-4100, reservation #21265704. The webcast will also be archived on the Company's website.

Cambior Inc. is an international gold producer with operations, development projects and exploration activities throughout the Americas. Cambior's shares trade on the Toronto (TSX) and American (AMEX) stock exchanges under the symbol "CBJ". Cambior's warrants, "CBJ.WT.C" and "CBJ.WT.D", trade on the TSX.

Cautionary Note to U.S. Investors -- The United States Securities and Exchange Commission (the "SEC") allows mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce. We use certain terms in this press release, such as "mineral resources", that the SEC guidelines strictly prohibit us from including in our filings with the SEC. U.S. investors are urged to consider closely the disclosure in Cambior's Annual Report on Form 40-F. A copy of the 2004 Form 40-F is available to shareholders, free of charge, upon written request addressed to the Investor Relations Department.

Third Quarter 2005 Results	6

Caution Concerning Forward-Looking Statements

This press release contains certain "forward-looking statements", including, but not limited to, the statements regarding the Company's strategic plans, its anticipated benefits and the use of proceeds resulting thereof, in particular, the reduction of hedging, future commercial production, sales and financial results, construction and production targets and timetables, the evolution of mineral reserves and resources, mine operating costs, in particular, the continued impact of the fuel price, the strength of the Canadian currency and the cost of raw materials, capital expenditures, work programs, development plans, and exploration programs, objectives and budgets, the statements regarding the assumptions underlying the Camp Caiman feasibility study, calculation of its mineral resources and reserves, the capital expenditure estimates, the timetables (including the timetable to obtain all permits), the estimates regarding eventual gold production (tonnes, grade, recovery and ounces), the possible grant of investment incentives (including those under Loi Girardin) and, generally, the meeting of conditions relating to the Company's board approval, the statements regarding the due completion of the sale of the Carlota copper project, its anticipated benefits for Cambior and Cambior's use of proceeds thereof, the receipt of each deferred payment in gold on its due date and the dollar value of such gold at the time of delivery or, in other words, the effect of Cambior's full exposure to the gold price in connection with such deferred payments, the eventual commencement of construction of the Carlota project and its impact on the timing of gold payments, the possible determination of additional reserves and its resulting additional cash consideration, and Cambior's eventual success to execute its strategy to focus on building its gold portfolio. Forward-looking statements express, as at the date of this press release, the Company's plans, estimates, forecasts, projections, expectations or beliefs as to future events and results. Forward-looking statements involve a number of risks and uncertainties, and there can be no assurance that such statements will prove to be accurate. Therefore, actual results and future events could differ materially from those anticipated in such statements. Risks and uncertainties that could cause results or future events to differ materially from current expectations expressed or implied by the forward-looking statements include, but are not limited to, factors associated with fluctuations in the market price of precious metals, mining industry risks, exploration risks, risks associated with foreign operations, environmental risks and hazards, uncertainty as to calculation of mineral reserves, requirement of additional financing or additional permits, authorizations or licences, risks of hedging strategies, risks of delays in construction and production and other risks referred to in Cambior's 2004 Annual Information Form filed with the Securities Commissions of all provinces in Canada, and with the United States Securities and Exchange Commission (under Form 40-F), as well as the Toronto Stock Exchange and the American Stock Exchange.

For additional information, please contact:

CAMBIOR INC.
Martin Amyot
Manager - Investor Relations
Tel: (450) 677-2699
Toll free : 1 (866) 554-0554
Fax: (450) 677- 3382
E-mail: info@cambior.com
Web: www.cambior.com
PR-2005-18

Third Quarter 2005 Results	7

HIGHLIGHTS

	Third Quarter ended		Nine months ended
(unaudited)	September 30,		September 30,
(All amounts are in US dollars)	2005	2004	2005	2004
RESULTS (in millions of $)
Revenues	91.7	80.7	272.0	219.0
Cash flow from operating activities	11.7	16.9	34.6	34.2
Net earnings (loss)	(2.2)	(6.1)	0.4	2.9
PER SHARE ($)
Net earnings (loss)	(0.01)	(0.02)	(0.00)	0.01
Basic weighted average number of
common shares outstanding (in millions)	274.4	244.5	274.3	242.4
GOLD PRODUCTION
Number of ounces produced (000)	158	174	497	519
Realized gold price ($ per ounce)	427	365	409	363
Mine operating costs ($ per ounce)	314	263	284	242

		September 30,	December 31,
		2005		2004
FINANCIAL POSITION (in millions of $)
Cash and short-term investments		13		55
Total assets		588		590
Shareholders' equity		382		375
Total number of shares outstanding (in millions)		274.5		274.2

Third Quarter 2005 Report	8

	Third Quarter		Nine months
GOLD PRODUCTION STATISTICS	ended September 30,		ended September 30,
(unaudited)	2005	2004	2005	2004

Rosebel (100%) (1)
Production (ounces)	82,000	79,000	259,600	180,400
Tonnage milled (t)	1,805,400	1,501,500	5,410,100	3,487,200
Grade milled (g Au/t)	1.51	1.72	1.58	1.80
Recovery (%)	94	95	94	93
Mine operating costs ($ per tonne milled)	10	10	10	9
Mine operating costs ($ per ounce)	226	195	201	176
Depreciation, depletion and amortization ($ per ounce)	71	86	66	83

OMAI (100%)(2)
Production (ounces)	28,800	58,400	96,900	197,400
Tonnage milled (t)	1,141,400	1,356,500	3,703,200	4,130,900
Grade milled (g Au/t)	0.89	1.44	0.91	1.60
Recovery (%)	88	93	90	93
Mine operating costs ($ per tonne milled)	11	11	10	11
Mine operating costs ($ per ounce)	433	263	374	230
Depreciation, depletion and amortization ($ per ounce)	35	38	35	38

Doyon Division (3)
Production (ounces)	37,700	28,900	114,200	115,200
Tonnage milled (t)
Underground mines	199,500	211,200	584,800	784,100
Pit and low grade stockpile	13,000	112,000	18,700	186,000
Total	212,500	323,200	603,500	970,100
Grade milled (g Au/t)
Underground mines	6.0	3.6	6.3	4.4
Pit and low grade stockpile	1.0	1.5	1.0	1.5
Average	5.8	2.9	6.1	3.9
Recovery (%)	96	96	96	96
Mine operating costs ($ per tonne milled)	64	40	68	43
Mine operating costs ($ per ounce)	360	442	359	359
Depreciation, depletion and amortization ($ per ounce)	89	105	84	92
Sleeping Giant(4)
Production (ounces)	9,800	8,200	26,100	26,000
Tonnage milled (t)	32,800	24,900	80,600	73,900
Grade milled (g Au/t)	9.7	10.6	10.5	11.2
Recovery (%)	97	97	97	97
Mine operating costs ($ per tonne milled)	158	92	147	99
Mine operating costs ($ per ounce)	525	279	451	281
Depreciation, depletion and amortization ($ per ounce)	96	68	103	64
TOTAL GOLD PRODUCTION (ounces)	158,300	174,500	496,800	519,000
MINE OPERATING COSTS ($ per ounce)	314	263	284	242

(1) Production began in February 2004.

(2) Production at the Omai mine ended in September 2005.

(3) Includes the Doyon and Mouska mines. Production from Mouska was temporarily suspended in late December 2003 to allow for shaft deepening. Production resumed in October 2004.

(4) On April 30, 2005, Cambior purchased the remaining 50% interest in the Sleeping Giant mine. Before that date, it was a 50% ownership through a joint venture.

Third Quarter 2005 Report	9

GOLD PRODUCTION STATISTICS (continued)

	Third Quarter		Nine months
CONSOLIDATED GOLD PRODUCTION COSTS	ended September 30,		ended September 30,
($ per ounce) (unaudited)	2005	2004	2005	2004
Direct mining costs	313	257	283	234
Deferred stripping costs	-	6	-	8
Refining and transportation	2	2	2	2
By-product credits	(1)	(2)	(1)	(2)
Mine operating costs	314	263	284	242
Royalties	13	12	12	12
Total operating costs	327	275	296	254
Depreciation, depletion and amortization	70	72	66	67
Restoration	3	2	3	2
Total production costs	400	349	365	323

Third Quarter 2005 Report	10

Third Quarter 2005

MANAGEMENT'S DISCUSSION AND ANALYSIS

The following management's discussion and analysis (MD&A) should be read in conjunction with the MD&A for the year ended December 31, 2004, the Company's annual audited consolidated financial statements, the notes relating thereto, supplementary financial information included in the Company's Annual Report, and the quarterly unaudited financial statements and notes contained in this report. The consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles ("GAAP"). The reporting currency for the Company is the US dollar, and all amounts in the following discussion are in US dollars unless otherwise noted.

Caution concerning forward-looking statements

This MD&A contains certain "forward-looking statements", including, but not limited to, the statements regarding the Company's strategic plans, use of hedging and non-hedge derivative instruments, future commercial production, production targets, timetables, mine operating costs, capital expenditures, work programs, exploration, objectives, programmes and budgets, mineral reserve and resource estimates, anticipated operational improvements and outlook. Forward-looking statements express, as at the date of this MD&A, the Company's plans, estimates, forecasts, projections, expectations or beliefs as to future events or results. Forward-looking statements involve a number of risks and uncertainties, many of which are beyond the Company's control, and there can be no assurance that such statements will prove to be accurate. Therefore, actual results and future events could differ materially from those anticipated in such statements. Risks and uncertainties that could cause results or future events to differ materially from current expectations expressed or implied by the forward-looking statements include, but are not limited to, factors associated with fluctuations in the market price of precious metals, mining industry risks and hazards, exploration risks, uncertainty as to estimation of mineral reserves and resources, requirement of additional financing, risk related to hedging and non-hedge derivative instruments, risks of delays in construction, production or obtaining permits and other risks more fully described in the Company's Annual Information Form filed with the Securities Commissions of all provinces in Canada, and with the United States Securities and Exchange Commission (under Form 40-F), as well at the Toronto Stock Exchange (TSX) and the American Stock Exchange (AMEX). The reader is cautioned not to place undue reliance on these forward-looking statements. The Company does not undertake to update any forward-looking statement that is contained in this MD&A.

Cambior Inc.

During the third quarter of 2005, highlights included:

o   Revenues of $91.7 million, up 14%;
o   Cash flow from operating activities of $11.7 million;
o   Net loss of $2.2 million;
o   Continued strong operating results at the Rosebel mine;
o   Agreement to sell the Carlota Copper project;
o   Production at the Omai mine ended in September 2005.

Third Quarter 2005 Report	11

CONSOLIDATED OPERATIONS

During the third quarter of 2005, Cambior incurred a net loss of $2.2 million ($0.01 per share) compared to a net loss of $6.1 million ($0.02 per share) in the third quarter of 2004. The net loss decreased in 2005 compared to 2004 mainly due to the absence of restructuring costs in 2005.

During the first nine months of 2005, Cambior realized earnings of $0.4 million ($0.00 per share) compared to net earnings of $2.9 million ($0.01 per share) in the first nine months of 2004.

The table below summarizes the operating profit from mining operations and indicates the net earnings (loss) in accordance with Canadian GAAP:

	Third Quarter		Nine months
	ended September 30,		ended September 30,
(in millions of $)	2005	2004	2005	2004
Revenues - Mining operations	91.1	80.7	270.6	218.5
Operating costs	68.0	59.1	192.6	151.3
Refining and transportation	3.8	1.1	9.0	2.5
Royalties	3.2	2.9	9.4	8.0
Mining operations	75.0	63.1	211.0	161.8
Depreciation, depletion and amortization	12.6	13.5	36.2	34.7
Total mine expenses	87.6	76.6	247.2	196.5
Operating profit	3.5	4.1	23.4	22.0
Net earnings (loss)	(2.2)	(6.1)	0.4	2.9

The third quarter operating profit was $0.6 million lower than in 2004 due to 24,200 less ounces of gold being sold, higher operating costs and a stronger Canadian dollar compared to last year.

For the year-to-date, the operating profit was $1.4 million higher mainly as a result of higher gold sales at the Rosebel mine which only commenced operating in February 2004, as well as higher gold sales and lower operating costs at Doyon, partially offset by higher operating costs at Omai and Sleeping Giant mines.

REVENUES

	Third Quarter		Nine months
	ended September 30,		ended September 30,
	2005	2004	2005	2004
Ounces of gold sold	159,000	183,200	506,000	521,500
Revenues (in millions of $)
Gold	68.0	67.4	207.4	190.0
Non-gold	23.1	13.3	63.2	28.5
Investment and other income	0.6	-	1.4	0.5
Total	91.7	80.7	272.0	219.0

For the third quarter of 2005, revenues totalled $91.7 million compared to $80.7 million for the corresponding quarter of 2004 due to:

  Gold sales totalled 159,000 ounces compared to 183,200 ounces sold during the corresponding period in 2004. The Company sold 24,200 less ounces (13%) mainly due to the planned reduction at Omai following depletion of the Fennel pit;

  Higher realized gold prices;

  The non-gold sales are $9.8 million and $34.7 million higher than the previous year's quarter and year to date respectively as a result of the impact of the production from the Omai Bauxite Mining Inc. which was formed in December 2004.

The accounting realized price per ounce of gold sold amounted to $427 during the third quarter of 2005 compared to $365 in the third quarter of 2004. The average market price per ounce of gold was $440 for the quarter versus $401 in the corresponding period of 2004. As predicted, the lower accounting realized price, compared to the market price, is due to the delivery of gold under the prepaid gold forward sales agreement and to the recognition of deferred losses, at the original designation date, related to the closure of gold hedging commitments in 2004. However, with respect to such hedge closures, the full exposure to the market price was beneficial to the Company since the market price exceeded the closure price of these hedge positions.

Third Quarter 2005 Report	12

EXPENSES

Mining operating costs in the third quarter of 2005 totalled $75.0 million, compared to $63.1 million incurred during the corresponding quarter of 2004 due to the impact of the additional 50% interest in Sleeping Giant acquired in April 2005 and, the privatization of the Linden bauxite operation in December 2004.The operating costs were also severely impacted by the record fuel prices which increased by 44% year-over-year for the quarter, and the strengthening of the Canadian dollar from an average of 1.3072 C$/US$ in the third quarter for 2004, to an average of 1.2012 C$/US$ in the corresponding period of 2005, adding $2.5 million to mine operating costs. In terms of unit costs, gold mining operating costs were $314 per ounce in 2005, higher than the $263 per ounce for the third quarter of 2004 due to higher fuel price and consumption, higher explosive and other supplies costs and the strengthening of the Canadian dollar. The fuel price component of the Omai production cost was approximately $200 per ounce.

Gold production and unit mine operating costs were:

	Third Quarter				Nine months
	ended September 30,				ended September 30,
	2005		2004		2005		2004
		Mine		Mine		Mine		Mine
		operating		operating		operating		operating
	Ounces	costs	Ounces	costs	Ounces	costs	Ounces	costs
	produced	($/ounce)	produced	($/ounce)	produced	($/ounce)	produced	($/ounce)
Rosebel (100%)	82,000	226	79,000	195	259,600	201	180,400	176
Omai mine	28,800	433	58,400	263	96,900	374	197,400	230
Doyon Division	37,700	360	28,900	442	114,200	359	115,200	359
Sleeping Giant mine(1)	9,800	525	8,200	279	26,100	451	26,000	281
	158,300	314	174,500	263	496,800	284	519,000	242

(1) On April 30, 2005, Cambior purchased the remaining 50% interest in the Sleeping Giant mine. Before that date, it was a 50% ownership through a joint venture.

During the third quarter of 2005, the profit contribution from the non-gold operations was minimal due to lower recovery rate at the Niobec concentrator during circuit modifications as part of the expansion and flowsheet optimization, as well as increased fuel prices for the production of calcined bauxite. Furthermore, the bauxite operations were affected negatively by the delay in the commissionning of Kiln 14, which occured only on October 1, 2005 but was originally scheduled for early July. The production capacity for the fourth quarter is expected to be 28,000 tonnes per month. Price increases for calcined bauxite were obtained from clients starting in October to reflect the higher fuel prices.

Cambior continues to aggressively pursue the identification of new reserves and resources through an investment program in exploration and business development. During the third quarter of 2005, total investments in this area amounted to $7.8 million, including $1.2 million being expensed in grassroot projects, versus $ 7.1 million and $2.9 million respectively in the third quarter of 2004. During the first nine months of 2005, exploration and business development expenditures amounted to $23.7 million including $3.4 million being expensed in grassroot projects, versus $19.0 million and $6.9 million respectively in the first nine months of 2004. The main focus during the first nine months of 2005 was the completion of operating permit applications and continued work on the Camp Caiman feasibility study released during the third quarter, and drilling at Rosebel and on the La Arena Project. These expenditures resulted in additional reserves at Rosebel of 265,000 ompared to December 31, 2004 reserves. More conservative mining recovery factors in the crown pillar and sill pillars and increased operating costs reduced reserves by 118,000 ounces of gold during the first nine months of 2005 at the Doyon mine; however, additional drilling and development increased high grade reserves by 28,000 ounces at the Mouska mine for a net decrease of 90,000 ounces at the Doyon division.

General and administrative expenses were $2.1 million during the third quarter of 2005 compared to $2.0 million during the third quarter of 2004, and amounted to $7.8 million during the first nine months of 2005 compared to $6.8 million in 2004. The increase costs are explained by the stronger Canadian dollar and the Sarbanes-Oxley 404 Internal Control Certification Process.

Third Quarter 2005 Report	13

Financial expenses in the first nine months of 2005 were $3.1 million compared to $2.6 million in the first nine months of 2004. In addition, financial expenses of $0.6 million were capitalized during the first nine months of 2005 compared to $0.5 million for the same period in 2004.

As a result of a reduction in the net investment in its Canadian operations, which are accounted for as self sustained, the Company was required to recognize a $0.5 million gain on foreign exchange during the third quarter of 2005.

At the end of September 2004, Cambior implemented a reorganisation at the Doyon gold mine that resulted in a reduction in manpower and a decrease in the annual mining rate due to rock mechanic constraints. The estimated restructuring costs consisted of termination benefits that amounted to $1.9 million during the third quarter of 2004.

The Company is subject to income and mining taxes in the jurisdictions where it operates. The calculation of these taxes is based on profitability and may, in some cases, include minimum taxes such as tax on large corporations in Canada. It should be noted that taxes are calculated at the entity level and cumulated for consolidated financial reporting purposes. During the third quarter of 2005, mainly due to the strong performance at Rosebel, the Company registered future income taxes of $2.5 million. Furthermore, in conjunction with the filing of its annual income tax returns for the fiscal 2004 year-end in Canada, the Company registered a recovery of income and mining taxes for $1.4 million during the first nine months of 2005.

GOLD MARKETING

Cambior's hedging commitments decreased by 49,000 ounces of gold compared to its position at December 31, 2004 due to the delivery of gold under the prepaid gold forward sales agreement and the closure of 10,000 ounces in hedges.

At September 30, 2005, the fair value of the total gold delivery commitments, excluding the prepaid gold sales agreement, was a negative value of $25.0 million. The details of the hedging portfolio as of September 30, 2005, are included in Note 17 of the attached unaudited interim consolidated financial statements.

The market valuation is calculated using forward rates considering market prices, interest rates, gold lease rate and volatilities. Forward transactions for which the quantity, price and timing of delivery are fixed are accounted for under the hedge accounting method. Transactions for which any key component (price, delivery date, and quantity) is uncertain, do not meet the conditions of hedge accounting and are treated as "non-hedge derivatives". Any variation in the mark-to-market valuations of the instruments used for such transactions is included in the Consolidated Statement of Operations. In conjunction with the impairment loss of the Doyon mine on December 31, 2004, a loss was accounted for hedging forward contracts attributable to the Doyon mine and a corresponding amount was reflected on the balance sheet under the "fair value of hedge derivatives" caption totalling $14.3 million. As at September 30, 2005, an amount of $13.5 million remained as a liability on the balance sheet for such outstanding derivatives.

The table below summarizes the mark-to-market valuations and their impact on earnings in the various periods:

	September 30,	December 31,
(in millions of $)	2005	2004
Hedge derivative instruments - Forwards	(27.4)	(23.0)
Non-hedge derivative instruments	2.4	1.5
Estimated mark-to-market value	(25.0)	(21.5)
Recognized on the balance sheet:
Forwards - Doyon future gold production included in the impairment loss in December 2004	(13.5)	(14.3)
Non-hedge derivative instruments	2.4	1.5
	(11.1)	(12.8)
Off-balance sheet - Fair value of forwards	(13.9)	(8.7)

Third Quarter 2005 Report	14

	Third Quarter		Nine months
	ended September 30,		ended September 30,
(in millions of $)	2005	2004	2005	2004
Impact on earnings of variation of the mark-to-market value of non-hedge derivative instruments
Mark-to-market value at the end of period	2.4	(1.6)	2.4	(1.6)
Mark-to-market value at the beginning of period	1.4	(3.4)	1.5	(7.8)
	1.0	1.8	0.9	6.2
Gains resulting from lease rate swap contracts	-	1.2	-	1.2
Loss arising from the exercise of call options sold and gold purchase commitments	-	(2.2)	-	(6.0)
Non-hedge derivative gain(1)	1.0	0.8	0.9	1.4

(1) See Note 17 of the attached unaudited interim consolidated financial statements.

CONSOLIDATED CASH FLOWS

Operating activities

The operations generated cash flows of $7.2 million, which were increased by $4.5 million due to a decrease in working capital, resulting in a total cash flow from operating activities of $11.7 million during the third quarter of 2005, compared to $16.9 million in the corresponding period in 2004. The third quarter changes in non-cash working capital items are mainly due to a decrease in receivables.

For the first nine months of 2005, cash flows from operating activities were $34.6 million compared to $34.2 million for the first nine months of 2004.

Investing activities

Investment in property, plant and equipment for the third quarter of 2005 totalled $17.8 million compared to $17.7 million for the same period in 2004. These investments totalled $74.9 million during the first nine months of 2005 compared to $64.7 million during the first nine months of 2004. Investments in the third quarter of 2005 were principally for the Rosebel Phase II construction ($1.5 million), mining equipment for increased operating rate and reserves development drilling at Rosebel ($4.0 million), optimization and expansion at Niobec ($1.8 million), underground development and reserves development at the Doyon Division ($0.7 million), exploration development on the Westwood-Mooshla property ($1.0 million), development drilling and feasibility study at the Camp Caiman project in French Guiana ($1.0 million), Phase I rehabilitation at Omai Bauxite Mining ($4.0 million), and power plant completion at Omai Services ($1.4 million).

Consolidation of the ownership of the Sleeping Giant mine

Effective April 30, 2005, the Company purchased the remaining 50% interest in the Sleeping Giant mine for a cash consideration of $4.1 million (C$5.2 million). The transaction was accounted as an acquisition of assets. Activities of this remaining 50% interest have been accounted for in Cambior's results since May 1st, 2005.

The value of the net assets acquired has been established as follows:

(in millions of $)
Current assets	0.6
Investment	0.8
Property, plant and equipment (1)	6.0
Total assets acquired	7.4
Current liabilities	1.6
Liability for asset retirement obligations and others	1.6
Assumption of long-term debt	0.1
Total liabilities assumed	3.3
Net assets acquired	4.1

Consideration
Net disbursement	4.1

Investing activities in the cash flows statement only include the cash impact of this transaction.
      (1) Property, plant and equipment consist of mining properties, land, buildings and equipment relating to mines.

Third Quarter 2005 Report	15

Short-Term Investments

As part of its cash management strategy, the Company invests its excess cash resources in short-term deposits and commercial papers with a maturity of in excess of 90 days. In accordance with accounting pronouncements, these are classified as short-term investments. As the investments matured, the proceeds of $33.8 million were added to the cash balance during the first nine months of 2005 compared to $66.8 million in 2004.

Investments

During the first nine months of 2005, Cambior received the residual proceeds from the sale of El Pachon project totalling $2.0 million and an advance of $1.0 million. Cambior also deposited $0.8 million in debt service accounts (see Note 9 of the attached unaudited consolidated financial statements).

Financing activities

As scheduled, the Company reimbursed $4.5 million under its 2003 Credit facility ($13.5 million during the first nine months of 2005) and $0.8 million under its other debts ($2.6 million during the first nine months of 2005). The Company borrowed $10.0 million during the first nine months of 2005 under a commitment received by Omai Bauxite Mining Inc. (OBMI), a company owned 70% by Cambior and 30% by the Government of Guyana, from a Caribbean financial institution. The Company also borrowed $8.0 million under another commitment received by Omai Services Inc. (OSI), a company owned 100% by Cambior, from the same financial institution (see Note 9 of the attached unaudited consolidated financial statements). Cambior also incurred deferred financial charges of $1.5 million mainly in relation with these new credit facilities.

In October 2005, Cambior negotiated an amendment to its 2003 Credit facility with its lenders which resulted in an increase of the revolving credit facility from $10,000,000 to $15,000,000, a change in the basis for calculating interest rates and fees and a change in the security granted from which the Omai mine was released. The Company now grants security over its interests in the Doyon, Mouska, Sleeping Giant, Niobec and Rosebel mines. Accordingly to this amendment, the interest margin above LIBOR rate will henceforth vary according to the ratio of Total Net Senior Debt to EBITDA. The Total Net Senior Debt is defined as the aggregate amount of the debt less cash and subordinated debt. The EBITDA is defined as the consolidated net income plus interest expense, depreciation and amortization expense and income tax expense. As at September 30, 2005, the $15,000,000 revolving credit facility, maturing on September 30, 2008, was unutilized except for $5.5 million in letters of credit issued to guarantee certain corporate obligations.

Agreement to sell the Carlota Copper Project

On April 19, 2005, Cambior announced that its Board of Directors has approved the disposal of the Carlota Copper project ("Carlota"). On October 5, 2005, Cambior announced that it had entered into an agreement with Quadra Mining Ltd. ("Quadra") for the sale of Carlota for a consideration of $37.5 million. Under the terms of the agreement, Cambior will receive a consideration of $15.0 million in cash on closing of the transaction projected during the fourth quarter of 2005, and eight quarterly gold payments commencing on March 31, 2006 of 6,250 ounces of gold, representing in the aggregate $22.5 million based on a reference gold price of $450 per ounce.

The final four gold payments may be deferred, starting no later than June 30, 2010, if Quadra is unable to begin construction by the first quarter of 2007. Following an agreed-upon drilling program of approximately 3,000 meters, Cambior may receive up to an additional $4.0 million in cash based on the estimated copper contained in defined areas. The agreement is subject to a number of conditions, including the parties finalizing a formal share purchase agreement.

To conclude this transaction, Cambior will incur approximately $1.0 million of commission and professional fees. The estimated gain of $12.0 million on disposal will not be subject to income tax and the USA tax losses carried forward of Cambior will be transferred to Quadra.

The proceeds from the sale of this non-core asset will be redeployed to fund the development of Cambior's gold projects and to earn participation in new gold properties.

Third Quarter 2005 Report	16

The carrying value of the Carlota project totalling $24.5 million as at September 30, 2005, previously grouped within property, plant and equipment, is now classified as assets held for sale on the consolidated balance sheet. Since all expenditures related to the Carlota project are capitalized in the first nine months of 2005 and in 2004, no result of operations is reported in discontinued operations in the consolidated statement of operations.

Cash and cash equivalents used by discontinued operations are as follows:

	Third Quarter		Nine months
	ended September 30,		ended September 30,
(in millions of $)	2005	2004	2005	2004
Investing activities	(0.3)	(0.7)	(1.5)	(1.8)

CONSOLIDATED BALANCE SHEETS

The Company's assets totalled $588.1 million at September 30, 2005, compared to $589.9 million at December 31, 2004. Property, plant and equipment totalled $447.9 million compared to $398.2 million at December 31, 2004. Assets held for sale totalled $24.5 million as at September 30, 2005.

Cash and short-term investments of $13.4 million, were down by $41.5 million from the end of 2004 due to investing activities partially offset by cash flow from operating activities.

The net debt position is as follows:

	September 30,	December 31,
(in millions of $)	2005	2004
Cash and short-term investments	13.4	54.9
Long-term debt	(67.8)	(65.2)
Net debt	(54.4)	(10.3)

Shareholders' equity totalled $381.9 million as at September 30, 2005, compared a total of $375.0 million at the end of December 2004.

NON GAAP MEASURE

The Company reports mine operating costs on a production basis commonly used as a performance measure in gold mining industry even if it is a non-GAAP measure. Mine operating costs per ounce data are a measure that management uses to monitor performance. These statistics are used to assess how well the producing mines are performing compared to plan and also to assess the overall effectiveness and efficiency of mining operations. Reported mine operating costs per ounce data are calculated in accordance with The Gold Institute Production Cost Standard (the "Standard"). The data does not have a meaning prescribed by Canadian GAAP and therefore amounts presented may not be comparable to data presented by gold producers who do not follow the Standard. Total mine operating costs per ounce are derived from amounts included in the Statement of operations and mine site operating costs such as mining, processing, administration and royalties but exclude amortization, restoration costs, financing costs and capital, development and explorations costs.

The data is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP. The measures are not necessarily indicative of operating profit or cash flow from operations as determined under GAAP.

Third Quarter 2005 Report	17

The following table provides a reconciliation of total mine operating costs per ounce produced to the financial statements.

	Third Quarter ended		Nine months ended
	September 30,		September 30,
(in millions of $)	2005	2004	2005	2004
Mine operating costs-as per financial statements	75.0	63.1	211.0	161.8
Royalties	(3.2)	(2.9)	(9.4)	(8.0)
Non-gold costs	(21.5)	(12.4)	(56.6)	(25.4)
By-product credits	(0.2)	(0.4)	(0.6)	(1.0)
Accretion expense at gold operating mines	(0.5)	(0.3)	(1.4)	(1.1)
Inventory adjustments	0.1	(1.2)	(1.6)	(0.6)
Gold mine operating costs	49.7	45.9	141.4	125.7
Ounces produced	158,300	174,500	496,800	519,000
Gold mine operating costs ($ per ounce)	314	263	284	242

RISKS

By the very nature of its activities, the Company is subject to various financial, operational and political risks that could have a significant impact on its profitability and levels of operating cash flows. Although the Company assesses and minimizes these risks by applying high operating standards, including careful management and planning of its facilities, hiring qualified personnel and developing their skills through training and development programs, establishing and maintaining internationally-recognized standards, causing independent audits to be performed and purchasing insurance policies, these risks cannot be eliminated. Thus, readers are urged to read and consider the risk factors more particularly described in the Company's Annual Report and its Annual Information Form.

Longueuil
November 3, 2005

Third Quarter 2005 Report	18

	Third Quarter		Nine months
CONSOLIDATED OPERATIONS	ended September 30,		ended September 30,
(unaudited)	2005	2004	2005	2004
(in thousands of United States dollars, except for amounts per share)	$	$	$	$
REVENUES
Mining operations	91,122	80,659	270,642	218,459
Investment and other income	588	59	1,368	516
	91,710	80,718	272,010	218,975
EXPENSES
Mining operations	75,045	63,125	210,955	161,776
Depreciation, depletion and amortization	12,564	13,513	36,200	34,751
Exploration and business development	1,225	2,882	3,396	6,804
General and administrative	2,142	1,962	7,774	6,832
Financial expenses	1,180	1,164	3,142	2,600
Stock-based compensation costs (Note 15)	535	478	1,371	1,099
Loss on foreign exchange	132	154	163	1,074
	92,823	83,278	263,001	214,936
Earnings (Loss) before the undernoted items	(1,113)	(2,560)	9,009	4,039
Non-hedge derivative gain (Note 17)	1,009	835	836	1,449
Gain on foreign exchange from reduction in net investment	532	-	532	-
Restructuring costs (Note 3)	-	(1,941)	-	(1,941)
Income and mining taxes (Note 16)	(2,589)	(2,306)	(9,263)	(506)
Non-controlling interest	(29)	(92)	(690)	(92)
Net earnings (loss)	(2,190)	(6,064)	424	2,949
Basic net earnings (loss) per share	(0,01)	(0.02)	(0.00)	0.01
Diluted net earnings (loss) per share	(0,01)	(0.02)	(0.00)	0.01
Basic weighted average number of common shares
outstanding (in thousands) (Note 14)	274,357	244,496	274,282	242,418
Diluted weighted average number of common shares
outstanding (in thousands) (Note 14)	274,357	244,496	275,844	245,578

The accompanying notes are an integral part of the interim consolidated financial statements.

Third Quarter 2005 Report	19

	Third Quarter		Nine months
CONSOLIDATED CONTRIBUTED SURPLUS	ended September 30,		ended September 30,
(unaudited)	2005	2004	2005	2004
(in thousands of United States dollars)	$	$	$	$
Balance, beginning of period	17,810	16,212	17,039	15,661
Stock-based compensation costs	535	478	1,371	1,099
Fair value of options exercised	(146)	(76)	(211)	(146)
Common shares purchase options expired	6	-	6	-
Balance, end of period	18,205	16,614	18,205	16,614

CONSOLIDATED DEFICIT
(unaudited)
(in thousands of United States dollars)
Balance, beginning of period	(201,929)	(116,856)	(204,477)	(124,797)
Net earnings (loss)	(2,190)	(6,064)	424	2,949
Share and warrant issue expenses, net of income tax	-	(428)	(66)	(1,500)
Balance, end of period	(204,119)	(123,348)	(204,119)	(123,348)

The accompanying notes are an integral part of the interim consolidated financial statements.

Third Quarter 2005 Report	20

	Third Quarter		Nine months
CONSOLIDATED CASH FLOWS	ended September 30,		ended September 30,
(unaudited)	2005	2004	2005	2004
(in thousands of United States dollars)	$	$	$	$

OPERATING ACTIVITIES
Net earnings (loss)	(2,190)	(6,064)	424	2,949
Disbursements - asset retirement obligations (Note 12)	(526)	-	(1,229)	-
Non-cash items
Deferred revenue - Delivery of gold on the prepaid
forward (Note 10)	(3,056)	(3,056)	(9,167)	(9,167)
Depreciation, depletion and amortization	12,564	13,513	36,200	34,751
Amortization of deferred stripping costs	-	1,202	-	4,702
Accretion expense-asset retirement obligations (Note 12)	503	339	1,470	1,027
Deferred gains/losses	(1,775)	(369)	(39)	(2,831)
Unrealized non-hedge derivative gain (Note 17)	(1,009)	(1,808)	(836)	(6,227)
Stock-based compensation costs	535	478	1,371	1,099
Future income taxes (Note 16)	2,544	2,204	10,524	295
Non-controlling interest	29	92	690	92
Others	(434)	119	(255)	474
	7,185	6,650	39,153	27,164
Changes in non-cash working capital items (Note 4)	4,539	10,239	(4,537)	7,082
Cash flow from operating activities	11,724	16,889	34,616	34,246

INVESTING ACTIVITIES
Short-term investments (Note 5)	-	-	33,846	66,770
Investments	1,655	(25)	2,459	(8,173)
Acquisition of assets and businesses (Note 7)	-	(41,909)	(4,136)	(41,909)
Property, plant and equipment	(17,802)	(17,722)	(74,854)	(64,698)
Cash flow used in investing activities	(16,147)	(59,656)	(42,685)	(48,010)

FINANCING ACTIVITIES
Long-term debt - Borrowings	1,707	1,688	18,066	2,082
Long-term debt - Repayments	(5,336)	(3,429)	(16,145)	(4,558)
Deferred charges	(1,512)	-	(1,499)	(23)
Common shares issued net of issue expenses	185	1,090	243	3,548
Cash flow from (used in) financing activities	(4,956)	(651)	665	1,049
Effect of changes in the exchange rate on cash held in foreign
currency	531	192	(252)	(1)

Net decrease in cash and cash equivalents	(8,848)	(43,226)	(7,656)	(12,716)
Cash and cash equivalents, beginning of period	22,212	58,960	21,020	28,450
Cash and cash equivalents, end of period (Note 5)	13,364	15,734	13,364	15,734

The accompanying notes are an integral part of the interim consolidated financial statements.

Third Quarter 2005 Report	21

CONSOLIDATED BALANCE SHEETS	September 30,	December 31,
(unaudited)	2005	2004
(in thousands of United States dollars)	$	$

ASSETS
Current assets
Cash and short-term investments (Note 5)	13,364	54,866
Receivables	22,322	22,227
Production inventories	13,029	13,691
Supplies inventory and prepaid expenses	42,341	37,903
Current portion of deferred losses (Note 11)	-	4,646
Fair value of non-hedge derivatives (Note 17)	2,385	1,549
Future income tax assets	2,029	12,985
	95,470	147,867
Investments and deferred charges (Note 6)	20,196	20,185
Property, plant and equipment	447,942	398,232
Assets held for sale (Note 2)	24,484	23,567
	588,092	589,851
LIABILITIES
Current liabilities
Accounts payable and accrued liabilities	57,101	61,238
Current portion of long-term liabilities (Note 8)	27,866	36,763
Fair value of hedge derivatives (Note 17)	7,472	-
	92,439	98,001
Long-term debt (Note 9)	47,030	44,442
Deferred gains (Note 11)	-	204
Liability for asset retirement obligations and others (Note 12)	28,886	25,959
Accrued benefit liabilities	4,619	5,075
Fair value on hedge derivatives (Note 17)	6,058	14,273
Future income and mining tax liabilities	20,727	21,117
Non-controlling interest	6,478	5,788
	206,237	214,859

SHAREHOLDERS' EQUITY
Common shares and options (Note 14)	546,012	545,498
Equity component of convertible debenture	262	262
Contributed surplus	18,205	17,039
Deficit	(204,119)	(204,477)
Cumulative translation adjustment	21,495	16,670
	381,855	374,992
	588,092	589,851

Commitments and contingencies (Notes 18 and 19)

The accompanying notes are an integral part of the interim consolidated financial statements.

Third Quarter 2005 Report	22

NOTES AND COMMENTS ON THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(All amounts are in United States dollars except where otherwise indicated; amounts in tables are in thousands of US dollars.)

1.         BASIS OF PRESENTATION

The accompanying unaudited consolidated financial statements are prepared in accordance with Canadian generally accepted accounting principles (GAAP). They are consistent with the policies and practices used in the preparation of the Company's audited annual consolidated financial statements. These interim unaudited consolidated financial statements should be read in conjunction with the notes to the Company's audited consolidated financial statements for the year ended December 31, 2004.

The preparation of consolidated financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and related notes. The Company regularly reviews the estimates and assumptions that affect consolidated financial statements and actual results could differ from these estimates. Significant areas where management judgment is applied are asset valuations, contingent liabilities, asset retirement obligations, employee future benefit plans, fair value of hedge derivative and non-hedge derivative instruments and mineral reserves.

In the opinion of management, all adjustments considered necessary for fair presentation of the results for the periods presented are reflected in the consolidated financial statements.

Reclassification

Certain comparative figures have been reclassified to conform to the presentation adopted in 2005.

2.         AGREEMENT TO SELL THE CARLOTA COPPER PROJECT

On April 19, 2005, Cambior announced that its Board of Directors has approved the disposal of the Carlota Copper project ("Carlota"). On October 5, 2005, Cambior announced that it had entered into an agreement with Quadra Mining Ltd. ("Quadra") for the sale of Carlota for a consideration of $37.5 million. Under the terms of the agreement, Cambior will receive a consideration of $15.0 million in cash on closing of the transaction projected during the fourth quarter of 2005, and eight quarterly gold payments commencing on March 31, 2006 of 6,250 ounces of gold, representing in the aggregate $22.5 million based on a reference gold price of $450 per ounce.

The final four gold payments may be deferred, starting no later than June 30, 2010, if Quadra is unable to begin construction by the first quarter of 2007. Following an agreed-upon drilling program of approximately 3,000 meters, Cambior may receive up to an additional $4.0 million in cash based on the estimated copper contained in defined areas. The agreement is subject to a number of conditions, including the parties finalizing a formal share purchase agreement.

To conclude this transaction, Cambior will incur approximately $1.0 million of commission and professional fees. The estimated gain of $12.0 million on disposal will not be subject to income taxes and the USA tax losses carried forward of Cambior will be transferred to Quadra.

The proceeds from the sale of this non-core asset will be redeployed to fund the development of Cambior's gold projects and to earn participation in new gold properties.

The carrying value of the Carlota project totalling $24,484,000 as at September 30, 2005, previously grouped within property, plant and equipment, is now classified as assets held for sale on the consolidated balance sheet. Since all expenditures related to the Carlota project are capitalized in the first nine months of 2005 and in 2004, no result of operations is reported in discontinued operations in the consolidated statement of operations. Cash and cash equivalents used by discontinued operations are as follows:

	Third Quarter		Nine months
	ended September 30,		ended September 30,
	2005	2004	2005	2004
(in thousands of dollars)	$	$	$	$
Investing activities	(282)	(694)	(1,532)	(1,799)

Third Quarter 2005 Report	23

NOTES AND COMMENTS TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS - continued

3.         REORGANIZATION OF THE DOYON MINE

At the end of September 2004, Cambior implemented a reorganisation at the Doyon gold mine that resulted in a reduction in manpower and a decrease in the annual mining rate due to rock mechanic constraints. The estimated restructuring costs consisted of termination benefits that amounted to $1,941,000 during the third quarter of 2004.

4.         FINANCIAL INFORMATION INCLUDED IN THE CONSOLIDATED STATEMENT OF CASH FLOWS

a)         Changes in non-cash working capital items

	Third Quarter		Nine months
	ended September 30,		ended September 30,
	2005	2004	2005	2004
(in thousands of dollars)	$	$	$	$
Receivables	3,209	1,152	(1,100)	(2,746)
Production inventories	234	1,317	662	1,739
Supplies inventory and prepaid expenses	2,009	992	(4,033)	(8,417)
Accounts payable and accrued liabilities	(913)	6,778	(66)	16,506
	4,539	10,239	(4,537)	7,082

Some changes in non-cash working capital items for the major projects in construction are included in investing activities. These are considered as investing activities because they relate to the construction, or the constitution of working capital prior to commercial production. When commercial production begins, changes in non-cash working capital items are presented under operating activities. Other changes in non-cash working capital items are related to acquisition of assets and business and included in investing activities.

b)         Cash flows relating to interest and income and mining taxes

	Third Quarter		Nine months
	ended September 30,		ended September 30,
	2005	2004	2005	2004
(in thousands of dollars)	$	$	$	$
Interest paid	558	659	1,872	1,768
Income and mining taxes paid	48	76	176	211

5.         CASH AND SHORT-TERM INVESTMENTS

	September 30,	December 31,
	2005	2004
(in thousands of dollars)	$	$
Cash	1,179	7,438
Short-term investments with maturities of less than three months, bearing interest
varying from 2.70% to 3.65% (2.10% to 2.45% in 2004)(a)	12,185	13,582
Cash and cash equivalents	13,364	21,020
Short-term investments with maturities of more than three months but less than six
months bearing interest at rates varying from 2.02% to 2.48% in 2004(b)	-	33,846
Cash and short-term investments	13,364	54,866

(a) Some of these short-term investments are denominated in Canadian dollars totalling $860,000 (C$1,000,000) ($1,082,000 (C$1,300,000) in 2004).

(b) Some of these short-term investments are denominated in Canadian dollars totalling $9,033,000 (C$10,857,000) in 2004.

Third Quarter 2005 Report	24

NOTES AND COMMENTS TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS - continued

6. INVESTMENTS AND DEFERRED CHARGES

	September 30,	December 31,
	2005	2004
(in thousands of dollars)	$	$
Shares of publicly traded companies, at cost(a)(b)	15,887	15,820
Debt services account (Note 9)	812	-
Trust account - Québec Government	533	-
Residual proceeds receivable of $2,000,000 from the sale of the El Pachon project,
discounted at 6.125%	-	1,912
Promissory note receivable from a supplier and others	1,085	2,454
	18,317	20,186
Deferred charges	2,879	1,911
	21,196	22,097
Current portion included in receivables	1,000	1,912
	20,196	20,185

(a) The fair value of the shares of publicly-traded companies, based on the last quoted market price, was $17,893,000 as at September 30, 2005 ($18,922,000 as at December 31, 2004). The loss in value of some of the investments is considered as a temporary decline and was not accounted for.

(b) Some of these shares are denominated in Canadian dollars totalling $15,838,000 (C$20,691,000) ($15,772,000 (C$20,608,000) in 2004).

7.         ACQUISITION OF ASSETS AND BUSINESSES

Consolidation of the ownership of the Sleeping Giant mine

Effective April 30, 2005, the Company purchased the remaining 50% interest in the Sleeping Giant mine for a cash consideration of $4,136,000 (C$5,205,000). The transaction was accounted as an acquisition of assets. Activities of the remaining 50% interest have been accounted for in Cambior's results since May 1st, 2005.

The value of the net assets acquired has been established as follows:

(in thousands of dollars)	$
Current assets	606
Investment	815
Property, plant and equipment (1)	6,041
Total assets acquired	7,462
Current liabilities	1,643
Liability for asset retirement obligations and others	1,643
Assumption of long-term debt	40
Total liabilities assumed	3,326
Net assets acquired	4,136
Consideration
Net disbursement	4,136

Investing activities in the cash flows statement only include the cash impact of this transaction.
(1) Property, plant and equipment consist of mining properties, land, buildings and equipment relating to mines.

Acquisition of Sequoia Minerals Inc.

On July 2, 2004, Cambior acquired Sequoia Minerals Inc. ("Sequoia") through a merger transaction, thereby consolidating the ownership of the Niobec mine. Sequoia held a 50% interest in the Niobec mine and was the mine operator. The transaction with Sequoia was accounted as a business combination using the purchase method of accounting. As mentioned in the 2004 financial statements, the allocation of the purchase price was subject to future adjustments. Such adjustments were recorded in the first half of 2005.

Third Quarter 2005 Report	25

NOTES AND COMMENTS TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS - continued

8.         CURRENT PORTION OF LONG-TERM LIABILITIES

	September 30,	December 31,
	2005	2004
(in thousands of dollars)	$	$
Current portion of:
Long-term debt (Note 9)	20,813	20,787
Deferred revenue (Note 10)	3,056	12,222
Deferred gains (Note 11)	241	-
Liability for asset retirement obligations (Note 12)	3,756	3,754
	27,866	36,763

9.         LONG-TERM DEBT

	Total	Scheduled payment						Total
	Sept. 30,	2005	2006	2007	2008	2009	2010	Dec. 31,
(in thousands of dollars)	2005	(3 months)					+	2004
	$	$	$	$	$	$	$	$
2003 Credit facility(a)	36,500	4,500	14,000	14,000	4,000	-	-	50,000
Credit facility - OBMI(b)	10,000	-	-	626	914	1,014	7,446	-
Credit facility - OSI(c)	8,000	-	419	613	679	754	5,535	-
Balance of purchase price - Camp
Caiman	7,861	-	4,047	-	3,814	-	-	7,800
Balance of purchase price - Rosebel	-	-	-	-	-	-	-	1,000
Debt - Rosebel - Grassalco	1,522	30	811	681	-	-	-	2,276
Accounts payable on hedging - Long-
term portion	-	-	-	-	-	-	-	213
Obligation under capital leases	362	50	198	102	12	-	-	887
Accrued expenses - restructuring
Doyon	712	-	62	263	120	102	165	-
Non-participating shares(d)	1,640	240	480	480	440	-	-	1,880
Convertible debenture	1,246	-	1,246	-	-	-	-	1,173
Total	67,843	4,820	21,263	16,765	9,979	1,870	13,146	65,229
Current portion	20,813							20,787
Long-term portion	47,030							44,442

(a) 2003 Credit Facility

In October 2005, Cambior negotiated an amendment to its 2003 Credit facility with its lenders which resulted in an increase of the revolving credit facility from $10,000,000 to $15,000,000, a change in the basis for calculating interest rates and fees and a change in the security granted from which the Omai mine was released. The Company now grants security over its interests in the Doyon, Mouska, Sleeping Giant, Niobec and Rosebel mines. Accordingly to this amendment, the interest margin above LIBOR rate will henceforth vary according to the ratio of Total Net Senior Debt to EBITDA. The Total Net Senior Debt is defined as the aggregate amount of the debt less cash and subordinated debt. The EBITDA is defined as the consolidated net income plus interest expense, depreciation, amortization expense and income tax expense.

As at September 30, 2005, the effective interest rate was 5.29% (4.81% as at December 31, 2004). The $15,000,000 revolving credit facility maturing on September 30, 2008, which is a component of the 2003 Credit facility, was unutilized except for $5.5 million in letters of credit issued to guarantee certain corporate obligations. The letters of credit exposure shall not at any time exceed $10,000,000.

Third Quarter 2005 Report	26

NOTES AND COMMENTS TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS - continued

9.         LONG-TERM DEBT (continued)

(b) Credit facility - OBMI

In December 2004, a new company, Omai Bauxite Mining Inc. (OBMI), owned 70% by Cambior and 30% by the Government of Guyana acquired bauxite mining operations in Guyana pursuant to a privatization. OBMI entered into a $10,000,000 credit facility with a Caribbean financial institution on a non-recourse basis, but subject to a $5,000,000 construction cost-overrun guaranty from Cambior. This facility has a 10-year term and an interest rate of 10.5% per year and is used to refurbish the bauxite processing plant and infrastructure. An amount of $10,000,000 was borrowed during the first nine months of 2005. Interest only is to be paid monthly during the first two years. Thereafter, the facility is to be reimbursed by 32 equal consecutive quarterly payments. This credit facility is secured by a first debenture over the fixed and floating assets of OBMI, together with a collateral mortgage over the properties and the buildings constructed thereon. It is also secured by an assignment of the proceeds of the sales agreements. OBMI must also maintain a debt service account in the amount of one quarter's principal and interest payment.

(c) Credit facility - OSI

In March 2005, a new wholly-owned subsidiary of Cambior, Omai Services Inc. (OSI), was granted a licence to generate and sell electricity. OSI received a financing commitment from a Caribbean financial institution for $8,000,000 over 10 years at a rate of 10.5% per year on a non-recourse basis to install a power plant, near OBMI facilities. An amount of $8,000,000 was borrowed during the first nine months of 2005. The facility is to be reimbursed by 36 equal consecutive quarterly payments commencing June 30, 2006, until March 31, 2015. OSI has granted a fixed and floating charge over its assets to the lender to secure the repayment of the principal sum. OSI must also maintain a debt service account in the amount of one quarter's principal and interest payment.

(d) Non-participating shares

The Rosebel mine started commercial production on February 11, 2004. In accordance with the Mineral Agreement between the Company and the Republic of Suriname, the Company issued to the Government of Suriname, following the date of the commercial production as defined, 5% of the participating capital stock of Rosebel Gold Mines N.V., and 2,000,000 non-participating shares redeemable for $2,000,000. A redemption of non-participating shares totalling $240,000 was done during the first nine months of 2005.

Interest

Interest on long-term debt was as follows:

	Third Quarter		Nine months
	ended September 30,		ended September 30,
	2005	2004	2005	2004
(in thousands of dollars)	$	$	$	$
Interest on long-term debt
-Expensed	785	807	1,991	1,587
-Capitalized	314	69	570	461
	1,099	876	2,561	2,048

Third Quarter 2005 Report	27

NOTES AND COMMENTS TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS - continued

10.        DEFERRED REVENUE

On January 12, 2001, Cambior entered into a $55,000,000 prepaid gold forward sales agreement with a financial institution, whereby Cambior was committed to deliver an aggregate of 233,637 ounces of gold in equal monthly deliveries from July 2001 to December 2005. The cash proceeds from this prepaid sale were accounted for as deferred revenue. Under the prepaid gold forward sales agreement, the Company must comply with the same covenants and financial ratios than under the terms of the 2003 Credit facility. At September 30, 2005, gold deliveries remaining under the prepaid gold forward sales agreement represented 12,980 ounces totalling $3,056,000 and the estimated fair value was $5,779,000 ($21,617,000 at December 31, 2004).

11.        DEFERRED GAINS (LOSSES)

Deferred gains (losses) on gold are related to hedging transactions as described in the Company's accounting policies of the annual consolidated financial statements. This account also includes non-hedge derivative losses relating to call options and variable volume forwards (VVF) converted into hedging forward instruments.

	September 30,	December 31,
	2005	2004
(in thousands of dollars)	$	$
Deferred gains (losses) - gold	(85)	(5,134)
Fair value at the date of conversion of non-hedge derivative
instruments converted into hedge derivative instruments	326	692
	241	(4,442)
Current portion	241	(4,646)
Long-term portion	-	204

12.        LIABILITY FOR ASSET RETIREMENT OBLIGATIONS

The following table presents the reconciliation of the liability for asset retirement obligations:

	Third Quarter	Nine months
	ended	ended
	September 30,	September 30,
	2005	2005
(in thousands of dollars)	$	$
Balance, beginning of period	30,642	29,434
Changes in estimated cash flows	(20)	(9)
New obligation relating to the acquisition of assets and businesses	-	1,340
Accretion expense	503	1,470
Disbursements	(526)	(1,229)
Foreign exchange variation	1,332	925
Balance, end of period	31,931	31,931

Third Quarter 2005 Report	28

NOTES AND COMMENTS TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS - continued

13.        EMPLOYEE FUTURE BENEFIT PLANS

The total defined benefit costs include the following elements:

	Pension benefit		Post-retirement		Pension benefit		Post-retirement
	plans		benefit plans		plans		benefit plans
	Third Quarter ended				Nine months ended
	September 30,				September 30,
	2005	2004	2005	2004	2005	2004	2005	2004
	$	$	$	$	$	$	$	$
(in thousands of dollars)
Current service cost	191	132	26	88	561	392	77	260
Interest expense	161	147	44	21	474	433	130	62
Actual return on plan assets	(118)	(138)	-	-	(346)	(407)	-	-
Actuarial losses	-	171	-	45	-	503	-	132
Element of employee future benefit costs before
adjustments to recognize the long-term nature
of employee future benefit costs	234	312	70	154	689	921	207	454
Adjustments to recognize the long-term nature of
employee future benefit costs:
Difference between expected return and actual
return on plan assets for the year	-	32	-	-	-	93	-	-
Difference between actuarial loss /gain recognized
for the period and actuarial loss/gain on
accrued benefit obligation for the period	18	(156)	10	(40)	53	(461)	28	(117)
Amortization of the transitional obligation	(33)	(30)	-	-	(96)	(88)	-	-
Defined benefit costs recognized	219	158	80	114	646	465	235	337

The Company's actual contribution relative to the defined pension benefit plans for the nine-month period ended September 30, 2005 and the contributions expected to be paid until the end of the current fiscal year are slightly higher than amounts contributed in 2004.

Senior management of the Company specifically designated by the Board of Directors participate in a supplementary executive retirement plan ("SERP"). Annual contributions are assessed by the Board of Directors based on the Company's financial position and other factors. In 2005, letters of credit amounting to US$5,231,000 (C$6,082,000) were issued to guarantee the SERP obligations under retirement compensation agreements.

Third Quarter 2005 Report	29

NOTES AND COMMENTS TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS - continued

14.        COMMON SHARES, WARRANTS AND OPTIONS

	Third Quarter		Nine months
	ended September 30, 2005		ended September 30, 2005
	Number of		Number of
	securities	Amount	securities	Amount
(in thousands of dollars)	(000)		$(000)	$
Common shares issued and fully paid:
Balance, beginning of period	274,318	544,738	274,188	544,545
Stock-based compensation value of options exercised in 2005		146		211
Issued: Exercise of options	169	185	299	313
	169	331	299	524
Balance, end of period	274,487	545,069	274,487	545,069
Common share purchase options granted following
the Ariane merger and Sequoia acquisition:
Balance, beginning of period	870	949	873	953
Exercised	-	-	(3)	(4)
Expired	(44)	(6)	(44)	(6)
	(44)	(6)	(47)	(10)
Balance, end of period	826	943	826	943
Total common shares and options		546,012		546,012

At November 1st, 2005, there were 274,486,970 common shares outstanding.

Issuance of securities

During the third quarter of 2005, 169,000 common shares were issued pursuant to the exercise of stock-options issued under the Company's stock option plan for directors and key employees, for total proceeds of $185,000 (299,000 common shares for proceeds of $309,000 during the first nine months of 2005).

Flow-through common shares

Flow-through common shares require the Company to pay an amount equivalent to the proceeds of the issue on prescribed resource expenditures in accordance with the applicable tax legislation. If the Company does not incur the committed resource expenditures, it will be required to indemnify the holders of the shares for any tax and other costs payable by them as a result of the Company not making the required resource expenditures.

As at September 30, 2005, the Company's remaining commitment with respect to unspent resource expenditures under flow-through common share agreements was $907,000.

Warrants

As of September 30, 2005, the outstanding number of warrants exercisable into common shares was as follows:

			Number	Number
		Exercise price	issued	exercisable
Date of issue	Expiry date	($ per share)	(000)	(000)
August 12, 2003	August 12, 2008	C$3.75	20,000	20,000
October 14, 2004	October 16, 2006	C$4.35	14,667	14,667
				34,667

Third Quarter 2005 Report	30

NOTES AND COMMENTS TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS - continued

14.        COMMON SHARES, WARRANTS AND OPTIONS (continued)

Earnings per share

The following numbers of equity instruments were not included in the computation of diluted earnings per share because to do so would have been anti-dilutive for the periods presented.

Number of instruments	September 30,	September 30,
(in thousands)	2005	2004
Options	8,325	8,053
Warrants	34,667	20,150
Convertible debenture	340	-
	43,332	28,203

Reconciliation of the diluted weighted average number of common shares outstanding for the following periods is as follows:

	Third Quarter		Nine months
Number of instruments	ended September 30,		ended September 30,
(in thousands)	2005	2004	2005	2004
Basic weighted average number of common
shares outstanding	274,357	244,496	274,282	242,418
Effect of dilutive stock options	-	-	1,562	2,929
Effect of dilutive warrants	-	-	-	231

Diluted weighted average number of common
shares outstanding	274,357	244,496	275,844	245,578

15.        COMMON SHARE PURCHASE OPTIONS AND STOCK-BASED COMPENSATION

At their annual general and special meeting held on May 12, 2005, the shareholders approved an increase of common shares issuable under the stock option plan of the Company to an aggregate number equal at all times to 5% of the Company's outstanding common shares. During the second quarter of 2005, the maximum number of common shares issuable under the stock option plan therefore increased from 9,000,000 common shares to a new maximum of 14,700,000 common shares.

The Board of Directors has approved, in 2005, the granting of 1,670,000 options at an exercise price of C$2.30 each in accordance with the terms of the Company's stock-option plan for directors and key employees. The Company measures compensation costs related to awards of stock options using the fair value of options granted calculated with the Black-Scholes option-pricing model, taking into account an expected life of five years, a semiannual risk-free interest rate of 3.50% (3.95% in 2004), a volatility of 65% (75% in 2004) and a nil dividend in 2005 and 2004. A stock-based compensation cost is recognized over the vesting period. The weighted average fair value of options granted in 2005 was $1.00 ($1.44 in 2004). The fair value of options exercised during the third quarter of 2005 totalling $146,000 ($211,000 during the first nine months of 2005) was transferred from contributed surplus to common shares.

	Third Quarter		Nine months
	ended September 30,		ended September 30,
	2005	2004	2005	2004
(in thousands of dollars)	$	$	$	$
Stock-based compensation costs	535	478	1,371	1,099

Third Quarter 2005 Report	31

NOTES AND COMMENTS TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS - continued

16.        INCOME AND MINING TAXES

Other than in Suriname and in Guyana, the Company does not anticipate having to pay income tax in the foreseeable future, except for the tax on large corporations and capital taxes in Canada. In addition, as a result of higher asset values for tax purposes than accounting values and accumulated losses in Canada and the United States, the Company has significant future tax assets available. The Company records a valuation allowance against any portion of its remaining future income tax assets that it believes will, more likely than not, fail to be realized.

The provision for income and mining taxes is made up of the following components:

	Third Quarter		Nine months
	ended September 30,		ended September 30,
	2005	2004	2005	2004
(in thousands of dollars)	$	$	$	$
Current:
Federal and provincial income and mining taxes
in Canada	45	102	(1,261)	211
Future:
Income tax recovery resulting from recognition
of Rosebel tax assets	-	-	-	(4,008)
Federal and provincial income tax	-	(225)	-	(1,125)
Foreign income tax - Reversal of Rosebel tax
assets	-	1,009	-	4,008
Foreign income tax	2,544	1,420	10,524	1,420
	2,544	2,204	10,524	295
	2,589	2,306	9,263	506

17.        REVENUE PROTECTION PROGRAM

a)     Gold sales, deliveries and purchase commitments

The Company's gold sales, deliveries and purchase commitments, as at September 30, 2005, were as follows(1):

		2005	2006	2007	Total
		(3 months)
Forwards
Quantity	(000 oz)	-	119	56	175
Average price	($/oz)	-	325	350	333
Prepaid gold forwards (Note 10)
Quantity	(000 oz)	13	-	-	13
Average price	($/oz)	235	-	-	235
Total delivery obligations
Quantity	(000 oz)	13	119	56	188
Average price	($/oz)	235	325	350	326
Gold purchase
Quantity	(000 oz)	(32)	-	-	(32)
Average price	($/oz)	401	-	-	401
Net delivery obligations	(000 oz)	(19)	119	56	156

(1) The designation dates for accounting purposes differ from commitment dates.

Third Quarter 2005 Report	32

NOTES AND COMMENTS TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS - continued

17.        REVENUE PROTECTION PROGRAM (continued)

a)     Gold sales, deliveries and purchase commitments (continued)

The estimated fair value of Cambior's gold forward sales, deliveries and purchase commitments, excluding the prepaid gold forward sales, calculated using forward rates considering market prices, interest rate, gold lease rate and volatilities, is as follows:

	September 30,	December 31,
	2005	2004
(in thousands of dollars)	$	$
Hedge derivatives - Forwards	(27,421)	(23,006)
Non-hedge derivatives	2,385	1,549
Estimated mark-to market value	(25,036)	(21,457)
Recognized on the balance sheet:
Forwards - Doyon future gold production included in the impairment loss in December 2004(1)	(13,530)	(14,273)
Non-hedge derivatives	2,385	1,549
	(11,145)	(12,724)

Off-balance sheet - Fair value of forwards	(13,891)	(8,733)

(1) In conjunction with the impairment loss of the Doyon mine, on December 31, 2004, a loss was accounted for hedging forward contracts attributable to the Doyon mine and a corresponding amount was reflected on the balance sheet under the "fair value of hedge derivatives" caption totalling $14,273,000. As at September 30, 2005, an amount of $13,530,000 remained as a liability on the balance sheet for such outstanding derivatives.

As the prepaid gold forward sales agreement is not a financial instrument included in the scope of SFAS-133, the fair value of this instrument is disclosed in Note 10 - Deferred revenue.

The non-hedge derivative gain (loss) is summarized as follows:

	Third Quarter		Nine months
	ended September 30,		ended September 30,
	2005	2004	2005	2004
(in thousands of dollars)	$	$	$	$
Variation of the fair value of the non-hedge
derivative instruments during the period	1,009	1,808	836	6,227
Gain resulting from lease rate swap
contracts	-	1,213	-	1,213
Loss arising from the exercise of call
options sold and gold purchase
commitments	-	(2,186)	-	(5,991)
Non-hedge derivative gain	1,009	835	836	1,449

b)     Foreign exchange contracts

As at September 30, 2005, the Company had commitments, through foreign exchange forward contracts, to deliver US$8,200,000 and obtain in exchange Canadian dollars at an average rate of C$1,2628 in 2005. As at September 30, 2005, the fair value of these foreign exchange contracts was $712,000. This amount was not accounted for in the consolidated statement of operations as the Company's commitments to deliver US dollars in exchange for Canadian dollars are treated as hedge instruments. The Company is exposed to currency risks as a result of expenses incurred in its Canadian operations.

Third Quarter 2005 Report	33

NOTES AND COMMENTS TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS - continued

18. COMMITMENTS

Sequoia Minerals

As part of the acquisition of Sequoia in July 2004, Cambior assumed a commitment to extend a credit facility of an amount not to exceed C$600,000 per annum over a 36-month period beginning on December 30, 2003. Any advances resulting from this commitment bear interest at the prime rate plus 3% per annum, are reimbursable by consecutive quarterly payments starting on December 30, 2006 until December 30, 2008, and are secured by a moveable hypothec on the universality of the borrower's assets in the amount of C$2,160,000. An amount of $357,000 (C$437,000) was advanced in 2004.

19. CONTINGENCIES

Claims

Omai

On May 29, 2003, a writ of summons was served on OMAI Gold Mines Limited ("OGML") in connection with a class action in Guyana claiming total compensation of approximately US$2 billion for damages allegedly caused by the Omai gold mine in Guyana since 1995. The action was filed on behalf of the same group of people that previously filed actions without success in both Québec and Guyana.

OGML has a rigorous and extensive water monitoring program that demonstrates full compliance with environmental regulations in Guyana based on Guyanese, Canadian, American and World Bank standards. Furthermore, Guyana's Environmental Protection Agency and the Guyana Geology and Mines Commission also ensure independent monitoring of OGML's compliance regarding the Essequibo River. Their findings confirm OGML's results.

Cambior and OGML consider this action as unfounded and frivolous and OGML is contesting it vigorously.

Others

The Company is also subject to various claims, legal proceedings, potential claims and complaints arising in the normal course of business. The Company is also subject to the possibility of new income and mining tax assessments for some years. The Company does not believe that unfavourable decisions in any pending procedures or threat of procedures related to any future assessment or any amount it might be required to pay will entail a material adverse effect on the Company's financial condition.

Third Quarter 2005 Report	34

NOTES AND COMMENTS TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS - continued

20. SEGMENTED INFORMATION

The Company operates four gold mines: Omai, located in Guyana; the Doyon Division, which includes both the Doyon and Mouska mines, located in Québec, Canada; Sleeping Giant (100% owned since April 30, 2005; before that date, it was a 50% ownership through a joint venture), located in Québec, Canada; and Rosebel, located in Suriname (since February 2004). The Company is the sole owner of the Niobec mine, a niobium operation located in Québec, Canada. Prior to July 2, 2004, Cambior owned 50% of the Niobec mine through a joint venture. The bauxite operation, located in Guyana, was acquired on December 8, 2004. A property in French Guiana is an advanced exploration project.

					Niobec,		Corporate
				Sleeping	Bauxite,	French	and
	Rosebel	Omai	Doyon	Giant	and others	Guiana	projects	Total
(in thousands of dollars)	$	$	$	$	$	$	$	$
Third Quarter ended September 30,
2005
Revenues - Mining operations	35,576	13,142	17,386	4,557	23,047	-	(2,586)	91,122
Financial expenses	2,639	39	2	13	468	-	(1,981)	1,180
Depreciation, depletion and amortization	5,285	1,001	3,362	948	1,908	-	60	12,564
Earnings (Loss)	7,049	(1,530)	(556)	(1,683)	(1,000)	(98)	(3,216)	(1,034)
Capital expenditures and investments	5,540	(1,034)	1,934	1,456	7,084	1,010	157 (1)	16,147
Third Quarter ended September 30,
2004
Revenues - Mining operations	33,782	20,890	9,898	2,786	13,303	-	-	80,659
Financial expenses	2,614	80	9	(2)	263	-	(1,800)	1,164
Depreciation, depletion and amortization	6,577	2,242	3,046	560	1,026	-	62	13,513
Earnings (Loss)	6,540	1,016	(7,040)	(227)	388	(750)	(1,914)	(1,987)
Capital expenditures and investments	5,293	1,072	5,646	700	42,717	1,289	2,939(1)	59,656
Nine months ended September 30,
2005
Revenues - Mining operations	112,669	35,256	50,328	11,655	63,198	-	(2,464)	270,642
Financial expenses	7,695	186	69	(24)	901	-	(5,685)	3,142
Depreciation, depletion and amortization	15,429	3,376	9,564	2,706	4,946	-	179	36,200
Earnings (Loss)	29,676	(9,642)	(2,511)	(3,075)	539	(231)	(5,581)	9,175
Capital expenditures and investments	24,309	(1,756)	6,571	6,725	31,188	5,254	4,240(2)	76,531
Property, plant and equipment	148,805	10,089	65,182	17,584	134,333	63,572	8,377	447,942
Assets	172,409	19,716	74,233	19,472	171,004	63,826	67,432(3)	588,092
Nine months ended September 30,
2004
Revenues - Mining operations	70,073	69,503	41,516	8,862	28,505	-	-	218,459
Financial expenses	6,606	299	(76)	24	263	1	(4,517)	2,600
Depreciation, depletion and amortization	13,209	7,549	10,632	1,668	1,516	-	177	34,751
Earnings (Loss)	15,221	9,297	(13,703)	(298)	3,049	(1,105)	(6,765)	5,696
Capital expenditures and investments	33,039	2,853	15,508	2,214	43,208	4,916	13,042(2)	114,780
Property, plant and equipment	137,209	21,197	109,912	9,384	79,236	55,405	26,425	438,768
Assets	156,787	48,601	116,917	10,881	102,509	55,836	56,290(3)	547,821

(1) Includes capital expenditures of $282,000 ($694,000 in the third quarter of 2004) related to discontinued operations (Note 2).

(2) Includes capital expenditures of $1,532,000 ($1,799,000 during the first nine months of 2004) related to discontinued operations (Note 2).

(3) Includes assets held for sale totalling $24,484,000 at September 30, 2005 ($19,478,000 at September 30, 2004) related to discontinued operations (Note 2).

Third Quarter 2005 Report	35

NOTES AND COMMENTS TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS - continued

20.        SEGMENTED INFORMATION (continued)

Reconciliation of reportable operating divisional earnings to net earnings (loss) is as follows:

	Third Quarter		Nine months
	ended September 30,		ended September 30,
	2005	2004	2005	2004
(in thousands of dollars)	$	$	$	$
Operating division earnings (loss)	2,182	(73)	14,756	12,461
Corporate and projects loss	(3,216)	(1,914)	(5,581)	(6,765)
	(1,034)	(1,987)	9,175	5,696
Investment and other income	588	59	1,368	516
Stock-based compensation costs	(535)	(478)	(1,371)	(1,099)
Loss on foreign exchange	(132)	(154)	(163)	(1,074)
Non-hedge derivative gain	1,009	835	836	1,449
Gain on foreign exchange from reduction
in net investment	532	-	532	-
Restructuring costs	-	(1,941)	-	(1,941)
Income and mining taxes	(2,589)	(2,306)	(9,263)	(506)
Non-controlling interest	(29)	(92)	(690)	(92)
Net earnings (loss)	(2,190)	(6,064)	424	2,949

21.        ADDITIONAL INFORMATION

Foreign exchange rates were as follows:

C$/US$		2005	2004
September 30	(Closing)	1.1627	1.2616
June 30	(Closing)	1.2254	1.3338
March 31	(Closing)	1.2096	1.3113
December 31	(Closing)	-	1.2020
First Quarter	(Average)	1.2267	1.3179
Second Quarter	(Average)	1.2439	1.3592
Third Quarter	(Average)	1.2012	1.3072
Nine months	(Average)	1.2240	1.3280

Third Quarter 2005 Report	36